Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

February 11, 2010
File:  ARZ225/May/09

VIA SEDAR/EDGAR

To:

All Canadian Securities Regulatory Authorities (SEDAR)

United States Securities and Exchange Commission  (EDGAR)

Toronto Stock Exchange (SEDAR)

NYSE Amex (EDGAR)

Dear Sirs:

Re:  Notice of Meeting of Securities Holders for Aurizon Mines Ltd.

We advise of the following with respect to the upcoming Meeting of Security Holders for Aurizon Mines Ltd.

Name of Reporting Issuer:

AURIZON MINES LTD.

Date fixed for the Meeting:

May 13, 2010

Record Date for Notice:

March 22, 2010

Record Date for Voting:

March 22, 2010

Beneficial Ownership Determination Date:

March 22, 2010

Classes or Series of securities that entitle the
  holder to receive notice of the Meeting:

Common

Classes or Series of securities that entitle the
  holder to vote at the Meeting:

Common

Meeting Type:

Annual General

CUSIP Number:

05155P 10 6

Meeting Location:

Computershare Investor Services Inc.

Main Boardroom,  3rd Floor,

510 Burrard Street,

Vancouver, B.C.

Yours very truly,

AURIZON MINES LTD.

“Signed”
Julie A.S. Kemp
Corporate Secretary

/jask

cc:

DuMoulin Black
            Attention:  Mary Collyer

Computershare Trust Company of Canada
            Attention:  Jenny Karin